UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 27)*

Under the Securities Exchange Act of 1934

Titanium Metals Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

888339 10 8
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas 75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2007
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,463,608
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,463,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,463,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,463,608
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,463,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,463,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) National City Lines, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,463,608
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,463,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,463,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) NOA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,463,608
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,463,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,463,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,463,608
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,463,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,463,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,463,608
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,463,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,463,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Southwest Louisiana Land Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,463,608
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,463,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,463,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,673,465
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,673,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,673,465
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) The Combined Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,703,043
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,703,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,703,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. 888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Annette C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,110,160
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,110,160
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,110,160
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 888339 20 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,114,515
	8	SHARED VOTING POWER 89,716,365
	9	SOLE DISPOSITIVE POWER 5,114,515
	10	SHARED DISPOSITIVE POWER 89,716,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,114,515
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 27
TO SCHEDULE 13D

This amended statement on Schedule 13D (collectively, this “Statement”) relates to the common stock, $0.01 par value per share (the “Shares”), of Titanium Metals Corporation, a Delaware corporation (the “Company”). This amendment is filed as result of the March 26, 2007 special dividend by Valhi, Inc. (“Valhi”) to its stockholders that Valhi paid in the form of Shares.

Item 2.	Identity and Background.

Item 2(a) is amended and restated as follows:

(a) The following entities or persons are filing this Statement (collectively, the “Reporting Persons”):

(i) Valhi Holding Company (“VHC”) and The Combined Master Retirement Trust (the “CMRT”) as direct and indirect holders of Shares;

(ii) Valhi Group, Inc. (“VGI”), National City Lines, Inc. (“National”), NOA, Inc. (“NOA”), Dixie Holding Company (“Dixie Holding”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), Southwest Louisiana Land Company, Inc. (“Southwest”) and Contran Corporation (“Contran”) by virtue of their direct or indirect ownership of VHC (as described below in this Statement);

(iii) Harold C. Simmons by virtue of his positions with Contran and certain of the other entities (as described in this Statement) and as a direct owner of Shares; and

(iv) Annette C. Simmons, Harold C. Simmons’ spouse, by virtue of her direct ownership of Shares and the Company’s 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf.

VHC, the CMRT, Harold C. Simmons, NL Industries, Inc. (“NL”), NL Environmental Management Services, Inc. (“NL EMS”), the Harold Simmons Foundation, Inc. (the “Foundation”), the Contran Deferred Compensation Trust No. 2 (the “CDCT No. 2”), Annette C. Simmons, Valhi and The Annette Simmons Grandchildren’s Trust are the holders of approximately 31.0%, 9.5%, 3.2%, 1.0%, 0.3%, 0.3%, 0.1%, 0.1%, less than 0.1% and less than 0.1% of the outstanding shares, respectively, of the 161,965,756 Shares outstanding as of April 9, 2007 according to information from the Company (the “Outstanding Shares”). VHC may be deemed to control the Company.

Annette C. Simmons also directly holds 1,571,815 shares of Series A Preferred Stock that are convertible into 20,957,533 Shares, or approximately 11.5% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds.

NL is the holder of 100% of the outstanding common stock of NL EMS. Valhi and TIMET Finance Management Company (“TFMC”) are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding common stock of NL. The Company is the holder of 100% of the outstanding common stock of TFMC.

VHC, the Foundation, the Contran Deferred Compensation Trust No. 2 (the “CDCT No. 2”) and the CMRT are the direct holders of 92.1%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. VHC may be deemed to control Valhi. VGI, National and Contran are the direct holders of 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC. Together, VGI, National and Contran may be deemed to control VHC. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 90.1% of the outstanding common stock of Southwest and may be deemed to control Southwest.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The CMRT directly holds approximately 9.5% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Contran sponsors the CMRT as a trust to permit the collective investment by master trusts that maintain assets of certain employee defined benefit plans Contran and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust’s investment committee. He is a participant in one or more of the defined benefit plans that invest through the CMRT.

The Foundation directly holds approximately 0.3% of the Outstanding Shares and approximately 0.9% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

The CDCT No. 2 directly holds approximately 0.1% of the Outstanding Shares and approximately 0.4% of the outstanding shares of Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

NL and NL EMS directly hold 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. As already mentioned, Valhi and TFMC are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and NL EMS hold as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL and chairman of the board of the Company, Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

By virtue of the offices held, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. Mr. and Ms. Simmons each disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

Harold C. Simmons is the direct owner of 5,114,515 Shares, 554,300 shares of NL common stock and 3,383 shares of Valhi common stock.

Annette C. Simmons is direct holder of 152,627 Shares, 1,571,815 shares of the Series A Preferred Stock, 256,575 shares of NL common stock and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership. Ms. Simmons disclaims beneficial ownership of all shares that she does not own directly.

The Annette Simmons Grandchildren’s Trust, of which Harold C. Simmons and Annette C. Simmons are trustees and the beneficiaries are the grandchildren of Ms. Simmons, is the direct holder of 17,432 Shares and 36,500 shares of Valhi common stock. Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares the trust holds. Mr. and Ms. Simmons each disclaims beneficial ownership of any shares that this trust holds.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire the Shares set forth on Schedule C to this Statement were from such person’s personal funds.

Item 4.	Purpose of Transaction

On March 26, 2007, Tremont LLC, a wholly owned subsidiary of Valhi, paid a dividend to Valhi of 50,474,000 Shares. On that same day, Valhi used the Shares it received as a dividend from Tremont LLC and 6,323,000 Shares that Valhi owned directly to pay a special dividend of an aggregate of 56,797,000 Shares (the “Special Dividend”) to Valhi’s stockholders of record as of the close of business on March 12, 2007 (the “Record Date”). As a result of this Special Dividend declaration:

•
Valhi distributed to its stockholders Shares having an aggregate value based on the closing price of a Share on March 26, 2007 of $2.1 billion and representing approximately 35.1% of the outstanding Shares at that time; and

•	Valhi’s common stockholders received approximately .4776 of a Share for each share of Valhi’s common stock held by them on the Record Date and cash in lieu of any resulting fractional Share.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Company’s securities in the market, availability of funds, alternative uses of funds, the Reporting Persons’ tax planning objectives and cash needs, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Company securities, and any of the Reporting Persons, or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of Company securities held by such entity or person, or cease buying or selling Company securities. Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

The information included in Items 5(c) and 6 of this Statement is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

No change to Item 5 except for the addition of the following:

(a)	The following entities or persons directly hold the following Shares:

Reporting Persons	Shares Directly Held

VHC	50,195,169
CMRT	15,434,604
Harold C. Simmons	5,114,515
NL	1,682,568
NL EMS	566,529
The Foundation	480,704
CDCT No. 2	209,857
Annette C. Simmons	152,627
Valhi	19,342
The Annette Simmons Grandchildren’s Trust	17,432
Total	73,873,347

Ms. Simmons is also the direct holder of 1,571,815 shares of Series A Preferred Stock, which are convertible into 20,957,533 Shares.

By virtue of the relationships described under Item 2 of this Statement:

(1) VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran may each be deemed to be the beneficial owner of the 52,463,608 Shares that VHC, NL, NL EMS and Valhi directly (or approximately 32.4% of the outstanding Shares);

(2) The CMRT may be deemed to be the beneficial owner of the 17,703,043 Shares that the CMRT, NL, NL EMS and Valhi hold directly (or approximately 10.9% of the outstanding Shares);

(3) Harold C. Simmons may be deemed to be the beneficial owner of the 73,873,347 Shares that VHC, the CMRT, he, NL, NL EMS, the Foundation, the CDCT No. 2, his spouse, Valhi and The Annette Simmons Grandchildren’s Trust hold directly and the 20,957,533 Shares Ms. Simmons may acquire upon conversion of the 1,571,815 shares of Series A Preferred Stock that she holds directly (in the aggregate 94,830,880 Shares, or approximately 51.8% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock Ms. Simmons directly holds); and

(4) Annette C. Simmons may be deemed to be the beneficial owner of the 152,627 Shares she holds directly and the 21,110,160 Shares she may acquire upon conversion of the 1,571,815 shares of Series A Preferred Stock that she holds directly (in the aggregate 21,110,160 Shares, or approximately 11.5% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds).

Mr. Simmons disclaims beneficial ownership of all Company securities that he does not hold directly. Ms. Simmons disclaims beneficial ownership of any Company securities that she does not hold directly.

(b) By virtue of the relationships described in Item 2:

(1) VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran may each be deemed to share the power to vote and direct the disposition of the 52,463,608 Shares that VHC, NL, NL EMS and Valhi directly (or approximately 32.4% of the outstanding Shares);

(2) The CMRT may be deemed to share the power to vote and direct the disposition of the 17,703,043 Shares that the CMRT, NL, NL EMS and Valhi hold directly (or approximately 10.9% of the outstanding Shares);

(3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 68,758,832 Shares that VHC, the CMRT, NL, NL EMS, the Foundation, the CDCT No. 2, his spouse, Valhi and The Annette Simmons Grandchildren’s Trust hold directly and the 20,957,533 Shares Ms. Simmons may acquire upon conversion of the 1,571,815 shares of Series A Preferred Stock that she holds directly (in the aggregate 89,716,635 Shares, or approximately 49.1% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock Ms. Simmons directly holds);

(4) Annette C. Simmons may be deemed to share the power to vote and direct the disposition of the 152,627 Shares she holds directly and the 21,957,533 Shares she may acquire upon conversion of the 1,571,815 shares of Series A Preferred Stock that she holds directly (in the aggregate 21,110,160 Shares, or approximately 11.5% of the outstanding Shares assuming the full conversion of only the shares of Series A Preferred Stock she directly holds); and

(5) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 5,144,515 Shares (approximately 3.2% of the outstanding Shares) he holds directly.

(c) The table below sets forth transactions in the Shares by the following entities or persons during the 60 days prior to March 26, 2007 up to April 10, 2007. None of these transactions involved purchases or sales in the open market.

Date	Direct Holder	Class of Company Stock	Transaction	Shares Acquired		Shares Disposed

02/06/2007	Annette C. Simmons	Common Stock	Charitable Gift			290,000
02/20/2007	Annette C. Simmons	Common Stock	Charitable Gift			55,000
02/20/2007	Annette C. Simmons	Common Stock	Charitable Gift			27,500
02/26/2007	Annette C. Simmons	Series A Preferred Stock	Conversion of Series A Preferred Stock into Common Stock			3,750
02/26/2007	Annette C. Simmons	Common Stock	Conversion of Series A Preferred Stock into Common Stock	50,000
02/26/2007	Valhi	Series A Preferred Stock	Conversion of Series A Preferred Stock into Common Stock			14,700
02/26/2007	Valhi	Common Stock	Conversion of Series A Preferred Stock into Common Stock	196,000
03/26/2007	Tremont LLC	Common Stock	Dividend by Tremont LLC to Valhi			50,474,000
03/26/2007	Valhi	Common Stock	Dividend by Tremont LLC to Valhi	50,474,000
03/26/2007	Valhi	Common Stock	Dividend by Valhi of Shares of Common Stock			56,797,000
03/26/2007	VHC	Common Stock	Dividend by Valhi of Shares of Common Stock	50,195,169
03/26/2007	CMRT	Common Stock	Dividend by Valhi of Shares of Common Stock	54,924
03/26/2007	NL	Common Stock	Dividend by Valhi of Shares of Common Stock	1,682,568
03/26/2007	NL EMS	Common Stock	Dividend by Valhi of Shares of Common Stock	566,529
03/26/2007	The Foundation	Common Stock	Dividend by Valhi of Shares of Common Stock	480,704
03/26/2007	The CDCT No. 2	Common Stock	Dividend by Valhi of Shares of Common Stock	209,857
03/26/2007	Annette C. Simmons	Common Stock	Dividend by Valhi of Shares of Common Stock	20,727
03/26/2007	Valhi	Common Stock	Dividend by Valhi of Shares of Common Stock (1)	19,342	(1)
03/26/2007	The Annette Simmons Grandchildren’s Trust	Common Stock	Dividend by Valhi of Shares of Common Stock	17,432
03/26/2007	Harold C. Simmons	Common Stock	Dividend by Valhi of Shares of Common Stock	1,615
03/26/2007	Eugene K. Anderson	Common Stock	Dividend by Valhi of Shares of Common Stock	690
03/26/2007	Glenn R. Simmons	Common Stock	Dividend by Valhi of Shares of Common Stock	10,623	(2)
03/26/2007	Gregory M. Swalwell	Common Stock	Dividend by Valhi of Shares of Common Stock	556
03/26/2007	Steven L. Watson	Common Stock	Dividend by Valhi of Shares of Common Stock	8,235

(1)
Valhi received 19,342 Shares in the Special Dividend as a result of Valhi purchasing 40,500 shares of its common stock pursuant to its publicly disclosed repurchase plan between the Record Date and on or before the payment date of the Special Dividend, the purchase of which shares pursuant to New York Stock Exchange procedures were purchased with “due bill” entitling Valhi to receive the rights of the seller of such shares to the Special Dividend.

(2)	Includes 382 Shares received by his spouse.

(d) Each of VHC, the CMRT, Harold C. Simmons, NL, NL EMS, the Foundation, the CDCT No. 2, Annette C. Simmons, Valhi and The Annette Simmons Grandchildren’s Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company securities directly held by such entity or person.

(e) As a result of the Special Dividend, Tremont LLC, Valhi and the Foundation ceased to be the beneficial owners of five percent of the Outstanding Shares on March 26, 2007 and, therefore, ceased to be Reporting Persons in this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended as follows:

The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

As a result of the Special Dividend and that Tremont LLC as the successor to Tremont Corporation no longer held Shares, the Shareholders’ Agreement, dated February 15, 1996, among the Company, Tremont Corporation, IMI plc, IMI Kynoch Ltd., and IMI Americas, Inc. terminated on March 26, 2007.

Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 11, 2007

/s/ Harold C. Simmons
Harold C. Simmons
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 11, 2007

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity, as trustee for THE COMBINED MASTER RETIREMENT TRUST and as attorney-in-fact for ANNETTE C. SIMMONS

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI HOLDING COMPANY

Schedule B

Schedule B is hereby amended and restated as follows:

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Holding Company (“Dixie Holding”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), National City Lines, Inc. (“National”), NOA, Inc. (“NOA”), Southwest Louisiana Land Company, Inc. (“Southwest”), Valhi Group, Inc. (“VGI”) and Valhi Holding Company (“VHC”) and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name	Present Principal Occupation

Eugene K. Anderson	Vice president of Contran, Dixie Holding, Dixie Rice, National, NOA, Southwest, Valhi, Inc., a subsidiary of VHC (“Valhi”), VGI and VHC; and treasurer of the Foundation.

L. Andrew Fleck	Vice president of Dixie Rice and Southwest; real estate manager for Contran.

Robert D. Graham
Vice president of Contran, Dixie Holding, Dixie Rice, National, NOA, Southwest, Valhi, VGI and VHC; executive vice president of Titanium Metals Corporation (the “Company”); vice president and general counsel of Kronos Worldwide, Inc. (“Kronos Worldwide”) and NL Industries, Inc. (“NL”), both affiliates of Valhi.

J. Mark Hollingsworth
Vice president and general counsel of Contran, Dixie Holding, Dixie Rice, National, NOA, Southwest, Valhi, VGI and VHC; general counsel of CompX International Inc. (“CompX”); trust counsel of The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by master trusts that maintain the assets of certain employee defined benefit plans Contran and related companies adopt (the “CMRT”); and acting general counsel of Keystone Consolidated Industries, Inc., a subsidiary of Contran (“Keystone”).

William J. Lindquist	Director and senior vice president of Contran, Dixie Holding, National, NOA, VGI and VHC; senior vice president of Dixie Rice, Southwest, and Valhi.
A. Andrew R. Louis	Secretary of the Company, Contran, CompX, Dixie Holding, Dixie Rice, Kronos Worldwide, National, NL, NOA, Southwest, Valhi, VGI and VHC.

Kelly D. Luttmer	Vice president and tax director of the Company, Contran, CompX, Dixie Holding, Dixie Rice, Kronos Worldwide, National, NL, NOA, Southwest, Valhi, VGI and VHC.

Andrew McCollam, Jr. (1)	President and a director of Southwest; director of Dixie Rice; and a private investor.

Bobby D. O’Brien
Vice president, chief financial officer and director of Dixie Holding, National, NOA, VGI and VHC; executive vice president and chief financial officer of the Company; and vice president and chief financial officer of Contran, Dixie Rice, Southwest and Valhi.

Glenn R. Simmons
Vice chairman of the board of Contran, Dixie Holding, Dixie Rice, National, NOA, Valhi, VGI and VHC; chairman of the board of CompX and Keystone; director and executive vice president of Southwest; and a director of the Company, Kronos Worldwide and NL.

Harold C. Simmons
Chairman of the board of the Company, Contran, Dixie Holding, Dixie Rice, National, NOA, Southwest, Valhi, VGI and VHC; chairman of the board and chief executive officer of NL and Kronos Worldwide; and trustee and member of the investment committee of the CMRT.

Richard A. Smith (2)	Vice president of Dixie Rice.

John A. St. Wrba	Vice president and treasurer of the Company, Contran, Dixie Holding, Dixie Rice, Kronos Worldwide, National, NL, NOA, Southwest, Valhi, VGI and VHC.

Gregory M. Swalwell
Vice president and controller of Contran, Dixie Holding, National, NOA, Southwest, Valhi, VGI and VHC; vice president, finance and chief financial officer of Kronos Worldwide and NL; and vice president of the Company, Dixie Rice and Southwest.

Steven L. Watson
Vice chairman, president and chief executive officer of the Company; director and president of Contran, Dixie Holding, Dixie Rice, National, NOA, VGI and VHC; director, president and chief executive officer of Valhi; director and executive vice president of Southwest; vice chairman of Kronos Worldwide; and a director of CompX, Keystone and NL.

(1)	The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(2)	The principal business address for Mr. Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

SCHEDULE C

Schedule C is hereby amended and restated as follows:

Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own shares (“Shares”) of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation (the “Company”), as outlined below.

	Shares	Options
Name	Held	Held (1)	Total

Eugene K. Anderson	690	-0-	690

L. Andrew Fleck (2)	83,356	-0-	83,356

Robert D. Graham	-0-	-0-	-0-

J. Mark Hollingsworth	-0-	-0-	-0-

William J. Lindquist	-0-	-0-	-0-

A. Andrew R. Louis	-0-	-0-	-0-

Kelly D. Luttmer	400	-0-	400

Andrew McCollam, Jr.	262	-0-	262

Bobby D. O’Brien	-0-	-0-	-0-

Glenn R. Simmons (3)	39,123	-0-	39,123

Harold C. Simmons (4)	26,224,675	-0-	26,224,675

Richard A. Smith	429	-0-	429

John A. St. Wrba	-0-	-0-	-0-

Gregory M. Swalwell	556	-0-	556

Steven L. Watson	94,735	60,000	154,735

(1)	Represents Shares issuable pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2)	Includes 3,440 Shares owned by his minor children and 2,920 Shares that Mr. Fleck’s spouse holds in an individual retirement account.

(3)	Includes 382 Shares that Glenn R. Simmons’ spouse holds in an individual retirement account.

(4)
Includes 152,627 Shares that Harold C. Simmons’ spouse owns directly and 20,957,533 Shares that she is entitled to receive upon the conversion of 1,571,815 shares of Series A Preferred Stock that she holds directly. This table excludes other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares that he does not directly own.